Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

					Six Months		Three Months
	Fiscal Years Ended				Ended	Year Ended	Ended
	30-Jun				31-Dec	31-Dec	31-Mar
	2009	2010	2011	2012	2012	2013	2014
Earnings
Earnings Before Income Taxes	$2,499,557	$2,585,099	$3,015,311	$1,764,898	$997,275	$2,023,341	$366,539
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	55,367	(326,232)	(396,755)	(243,121)	(200,833)	(285,263)	(100,276)
Less: Capitalized Interest
Included in Interest Expense Below	(94,532)	(75,060)	(7,211)	(20,869)	(11,548)	(16,434)	(4,114)
Less: Noncontrolling Interest	(3,751)	10,996	17,573	(18,387)	(2,184)	(11,868)	(1,386)
Total Earnings	2,456,641	2,194,803	2,628,918	1,482,521	782,710	1,709,776	260,763
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	469,059	421,461	482,298	441,765	212,527	412,810	92,388
Capitalized Interest	94,532	75,060	7,211	20,869	11,548	16,434	4,114
Total Interest Expense	563,591	496,521	489,509	462,634	224,075	429,244	96,502
Amortization of Debt Discount(1)	3,832	3,805	4,282
One Third of Rental Expenses	72,289	80,682	83,764	69,648	35,295	66,311	19,967
Total Fixed Charges	639,712	581,008	577,555	532,282	259,370	495,555	116,469
Earnings Available for Fixed Charges	$3,096,353	$2,775,811	$3,206,473	$2,014,803	$1,042,080	$2,205,331	$377,232
Ratio of Earnings to Fixed Charges	4.84	4.78	5.55	3.79	4.02	4.45	3.24

(1) Effective fiscal 2012, the Company reclassified amortization of debt discount to interest expense.